August 4, 2017

Alberto Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Zapata:

On May 26, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the AlphaCore Statistical Arbitrage Fund (the “Fund”), for the purpose of registering the Fund as a new series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on July 11, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Fee Table (Summary Prospectus)

1.	Comment: Please confirm if the Fund’s adviser has agreed to an expense limitation agreement, as such an agreement is referenced in the Management section of the prospectus, but not the fee table. If there is such an expense limitation agreement, please confirm that the Fund is not adding the waiver to the fee table as shown, and if it is added the waiver, please ensure that the expense example includes the wavier.

Response: The Registrant confirms that the Fund’s adviser has agreed to an expense limitation agreement. A fee waiver is not reflected in the fee table as the Fund’s estimated gross operating expenses are below the expense limitation amount.

2.	Comment: Please confirm that “Other Expenses” include as an expense, interest paid on the Fund’s short sale transactions.

Response: The Fund will not short securities directly. Accordingly, interest and dividends on short sales is not included in the fee table.

3.	Comment: Given the nature of the Fund’s strategy, please add a footnote to the fee table disclosing the cost of investing in swaps – explaining the embedded cost of the swaps as indirect assets of the Fund that are not included in the fee table or expense example. The Fund should provide as an estimate of such costs as a percentage of Fund assets for the upcoming fiscal year.

Response: The existing footnote 1 has been revised:

Estimated for the current fiscal year. Other expenses do not reflect the cost of investing in swaps or options. The costs of investing in swaps and options are estimated to be approximately 1.38% of the Fund’s average daily net assets.

Principal Investment Strategy (Summary Prospectus)

4.	Comment: Based on the language “[t]he Fund’s advisor delegates the management of a portion of the Fund’s asset to the sub-advisor” – please disclose the percentage of the Fund’s assets that will be managed by the advisor and the sub-advisor by the type of strategy that each will be employing.

Response: The following disclosure has been added:

The Fund’s adviser expects that approximately 50%-75% of the Fund’s assets will be managed by the sub-adviser .

5.	Comment: In connection with the language “The Fund’s adviser may also seek additional exposure to the sub-advisor’s statistical arbitrage strategy by purchasing a negotiated derivative instrument (such as a swap, option, or other derivative) on a private fund that is managed by the sub-advisor using that same strategy” – supplementally, explain the nature of the private fund discussed, and how will that fund’s holdings differ from that of the Fund.

Response: The sub-adviser’s private fund will operate in the same strategy as the Fund with the exception being that the private fund may incur a higher degree of leverage than the Fund .

6.	Comment: Please disclose up to what limit, if any, the advisor can invest in derivatives based on the sub-advisor’s private fund.

Response: The following disclosure has been added:

The Fund’s adviser may also seek additional exposure to the sub-advisor’s a statistical arbitrage strategy by investing up to 25% of the Fund’s assets in a negotiated derivative instrument with a counterparty bank (such as a swap, option, or other derivative) on a private fund that is managed in a statistical arbitrage strategy .

7.	Comment: Please confirm that the Fund’s investments in derivatives are consistent with the Fund’s liquidity constraints.

Response: The Registrant so confirms. The Fund is able to decrease its exposure on any business day, or exercise the option and fully unwind its option position on any business day with two business days’ notice.

8.	Comment: Please add disclosure clarifying with a general description who the Fund will be purchasing derivative instruments from (i.e., a counter-party bank).

Response: The existing disclosure has been revised as follows (italics added for emphasis)

The Fund’s adviser may also seek additional exposure to the sub-advisor’s statistical arbitrage strategy by purchasing a negotiated derivative instrument with a counterparty bank (such as a swap, option, or other derivative) on a private fund that is managed by the sub-adviser using that same strategy.

9.	Comment: Explain within this section, or the Fund’s SAI, how the Fund’s derivative investments will be counted within the Fund’s 25% concentration limit.

Response: The following will be added to the Fund’s SAI:

With respect to the Fund’s derivative holdings, the Fund will look through to the underlying reference asset for the purposes of industry concentration. With respect to the Fund’s option on a private fund, the Fund will look through to the holdings of the private fund for such purposes.

10.	Comment: In regard to the language “[t]he sub-advisor then invests in the Fund’s assets in a manner that seeks to take advantage of the pricing aberrations” – please clarify whether the Fund will invest in private funds other than the discussed private fund managed by the sub-advisor.

Response: The disclosure has been revised as follows:

The sub-adviser then invests the Fund’s assets in a manner that seeks to take advantage of the pricing aberrations identified by the sub-advisor’s model utilizing price data, fundamental data, and corporate events as inputs.

11.	Comment: Based on the language “rights and warrants and swap contracts (including equity and asset swaps)” – please clarify if the contemplated swaps include total-return and/or credit default swaps.

Response: The contemplated strategy utilizes total return swaps only. Accordingly, the disclosure has been revised as follows:

“rights, warrants and total return swap contracts (including equity and asset swaps)”…

12.       Comment: Please clarify if the language “[t]he sub-advisor then invests in the Fund’s assets in a manner that seeks to take advantage of the pricing aberrations” is correct, as it is unusual that a sub-advisor would invest in the Fund’s assets. Please also correct this disclosure, if necessary, in the Item 9 disclosure.

Response: Please see response to Comment 10.

13.	Comment: Based on the language “[i]n general, the Fund will take long positions in those securities that the sub-adviser believes to be undervalued, and short positions in those securities that the sub-advisor believes to be overvalued” – explain how the Fund’s advisor will be investing the other portion of the Fund’s assets.

Response: The disclosure has been revised as follows:

The Fund’s adviser expects that approximately 50%-75 % of the Fund’s assets will be managed by the sub-adviser. The Fund’s adviser may also seek additional exposure to the sub-advisor’s a statistical arbitrage strategy by investing up to 25% of the Fund’s assets in a negotiated derivative instrument with a counterparty bank (such as a swap, option, or other derivative) on a private fund that is managed in a statistical arbitrage strategy.

Principal Investment Risks (Summary Prospectus)

14.	Comment: If the Fund will be sold through banks, please add the disclosure required by Form N-1A, Item 4(b)(1)(iii).

Response: The Fund does not intend to sell its shares through banks.

15.	Comment: Please add “Counter Party Risk” to this section given the Fund’s stated principal swap strategy.

Response: The following disclosure has been added to the summary section of the prospectus:

Counterparty Risk: Derivative transactions such as swaps and certain options and other custom instruments are subject to the risk of non-performance by the swap counterparty, including the risks relating to the financial soundness and creditworthiness of the swap counterparty.

The following disclosure has been added to the statutory section of the prospectus:

Counterparty Risk: The Fund may engage in transactions in securities and financial instruments that involve counterparties. Counterparty risk is the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations. To limit the counterparty risk associated with such transactions, the Fund conducts business only with financial institutions judged by the Advisor to present acceptable credit risk.

16.	Comment: The Fund lists “REIT Risk” and “Small and Medium Capitalization Company Credit Risk” within this section but has no corresponding disclosure for either risk within the Fund’s Principal Investment Strategy, please reconcile.

Response: REIT Risk has been deleted as a principal investment risk. Additional principal strategy disclosure regarding small and mid-cap companies has been added as follows:

Under normal market conditions, the sub-advisor primarily invests in long or short positions in equity securities of U.S. and non-U.S. companies of any market capitalization,……

Additional Information about Principal Investment Strategies and Related Risks

17.	Comment: Per Form N-1A, Item 9 disclosure should be more detailed than Item 4 disclosure. Please revise this section so that it provides more detail than the Item 4 disclosure above.

Response: The section has been revised as follows (additional disclosure in italics for emphasis):

The Fund establishes its long and short positions based on the sub-adviser’s statistical arbitrage strategy. The sub-advisor employs statistical and quantitative analysis to identify pricing aberrations in equity and equity-related securities. The sub-adviser’s analysis utilizes a systematic quantitative trading strategy which attempts to exploit pricing aberrations in equity markets based on the forecasts of the sub-adviser's proprietary The models (the “Models”). The strategy relies on three core Models to analyze the investment universe and create the optimal portfolio. The first is the Alpha model which utilizes a stable set of factors that cover a broad range of return drivers which capture mean reversion, momentum, and fundamental data over various time scales. Next, the Risk model which, among other things, uses up to date market information to account for correlations between stocks, reduces portfolio exposure to systematic market risk factors such as beta. The algorithm imposes risk constraints in the portfolio construction designed to limit single stock, sector and country exposures. The diversification achieved through size constrained positions in approximately 80% of the investment universe (which is evolving as markets are added) helps mitigate idiosyncratic risk. Finally, the Trading Cost model improves the execution of the strategies and enables the construction of a realistic back-test framework. The sub-advisor uses proprietary trading algorithms to create an opportunistic approach to order timing and sizing to remain passive while achieving high fill rates. The trading algorithms attempt to provide liquidity and capture spread while earning rebates where available. In summary the Models seek to forecast future stock returns using alpha factors while minimizing systematic and firm-specific risk and projected costs of trading in terms of fixed fees, market impact, and opportunity costs. The results of the Models are combined into an algorithm that incorporates mathematical optimization with the goal of generating an optimal list of trades. There is no discretion in the creation of the optimal portfolio beyond the pre-determined parameters and constraints of the algorithm

18.	Comment: Please fully provide the disclosure required by Form N-1A, Item 9(b) & (c).

Response: Except as marked in the redline of the prospectus attached hereto as an exhibit, the Registrant respectfully declines to make any additional revisions.

Investment Process

19.	Comment: Please address what the Fund’s advisor will be doing with regard to the Fund’s investment process.

Response: The following disclosure has been added:

The advisor has overall supervisory responsibilities for the general management and investment of the Fund's portfolio investments. The advisor allocates the Fund’s assets for investment and monitors the sub-advisor to ensure that that the sub-advisor’s investments are consistent with the Fund’s investment strategies and are in compliance with the Fund’s guidelines and restrictions.

Principal Investment Risks

20.	Comment: Given that “Portfolio Turnover Risk” is included within this section, please disclose in the Fund’s “Principal Investment Strategy” section that the Fund engages in a frequent trading strategy per Form N-1A, Item 9(b) Instruction 7.

Response: The additional disclosure below has been added:

In pursuing the Fund’s investment objectives, the Fund may engage in frequent trading of its portfolio securities. A higher portfolio turnover will result in higher transactional and brokerage costs.

Managers-of-Managers Order

21.	Comment: Please disclose whether the Fund has filed an application yet for this exemptive order, and if so, provide the appropriate citation.

Response: The disclosure has been revised as follows:

The Fund and the Advisor have requested that the Securities and Exchange Commission grant an order that allows the Advisor to hire a sub-advisor or sub-advisors without shareholder approval (the “Order”) (SEC File No. 812-14806, filed August 3, 2017). However, there is no guarantee that such an Order will be issued. Until that Order is granted, shareholder approval is required if the Advisor hires a sub-advisor or sub-advisors.

Temporary Defensive Investments

22.	Comment: Per Form N-1A, Item 9 Instruction 6, please disclose that defensive positions may be, or are inconsistent with the Fund’s principal investment strategy.

Response: The disclosure has been revised as follows:

While the Fund is in a defensive position, the Fund may invest in positions that are inconsistent with its principal investment strategies and the opportunity to achieve its investment objective will be limited.

Investment Advisor

23.	Comment: Please revise the disclosure “if such recoupment can be achieved within the forgoing expense limits” – to state “if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Response: The requested change has been made.

How to Purchase Shares

24.	Comment: If shares of the Fund are intended to be clean shares, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund’s shares are not intended to be “clean” shares.

How to Redeem Shares

25.	Comment: Please add the disclosure required by Form N-1A, Item 11(c)(7) & (8).

Response: The following existing disclosure is responsive to Item c(7):

Once the Fund receives your redemption request in “good order” as described below, it will issue a check based on the next determined NAV following your redemption request. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in “good order.” If you purchase shares using a check and soon after request a redemption, your redemption proceeds will not be sent until the check used for your purchase has cleared your bank.

The following disclosure has been added pursuant to Item 11(c)(8):

The Fund typically expects pay redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, and then from the sale of portfolio securities.  These redemption payment methods will be used in regular and stressed market conditions.

Redemptions in Kind

26.	Comment: Please consider whether such in kind redemptions will be pro rata or allocated to representative baskets. Please see release IC-32315 (Oct 2016).

Response: The following disclosure has been added:

In-kind redemptions of Fund shares will be redeemed pro rata to the extent that doing so is reasonable and in the best interests of the Fund and its shareholders.

Statement of Additional Information

Investment Restrictions

27.	Comment: Restriction #7 – please add disclosure in the notes section clarifying that the Fund will consider the investments in its underlying investment companies with respect to its concentration compliance policies.

Response: The requested change has been made.

Trustee Table

28.	Comment: Please consider whether the table needs to be updated with regard to the number of active portfolios.

Response: The trustee table has been updated to accurately reflect the number of active funds in the Trust.

Compensation

29.	Comment: Please update this section to include compensation received for the 2017 fiscal year end.

Response: The requested change has been made.

Management Ownership

30.	Comment: Please consider whether this information should be updated for 2017.

Response: The disclosure has been revised as follows:

As of July 31, 2017 the Trustees and officers, as a group, owned no shares of the Fund and less than 1.00% of the Fund Complex’s outstanding shares.

Investment Adviser and Sub-Adviser

31.	Comment: Please clarify if there is any recoupment policy in place, and if so, provide specific detail within this section.

Response: The following disclosure has been added:

Waived fees and absorbed expenses are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Sub-Adviser and Subadvisory Agreement

32.	Comment: Please discuss if there is any affiliation between the adviser and sub-adviser.

Response: The following disclosure has been added to the Sub-Adviser and Sub-Advisory Agreement section of the SAI:

The Sub-Adviser and Adviser are not affiliated.

Compliance Services

33.	Comment: Please update this section to include payments made for the fiscal year ended June 30, 2017.

Response: The Fund is not yet effective and therefore has not made any payments for compliance services.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser